September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (330)384-7271

Paul G. Greig
Chief Executive Officer
First Merit Corp.
III Cascade Plaza
Akron, Ohio 44308

>   **Re: First Merit Corp.**
>   **Definitive 14A**
>   **Filed March 14, 2007**
>   **File No. 00-10161**

Dear Mr. Greig:

　　　We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

　　　In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

　　　If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Transactions, page 2

1. Provide the full revised representations required by Instruction 4 to Item 404(a), or provide the information required by Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 9

2. Your disclosure suggests that individual performance was a significant factor that the Committee considered in approving compensation awards to the named executives. Discuss and analyze how individual performance contributed to named executive officers' compensation. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

3. Your disclosure suggests that executives must achieve a number of performance targets in order to earn incentive compensation. However, you only specifically disclose the adjusted EPS targets which impact compensation under your ICP. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For example, discuss the changes in the target performance for your performance share units. Please discuss the specific items of company performance which are monitored and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). If you did not disclose any targets because you determined that they were confidential, due to potential competitive harm, supplementally provide the staff with your confidentiality analysis. Also, provide disclosure regarding the level of difficulty necessary to reach the undisclosed targets, pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In your disclosure discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the targeted performance levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

4. You state that company performance was not sufficient to reach the threshold level for payment under the ICP, but that the Committee chose to make awards to reward the performance of the executives. Please discuss specific factors that the Committee considered in deciding to award plans under its discretionary authority and how those factors affected the choice to award these bonuses and the size of the bonuses. Please refer to Item 402(b)(1)(vi) and Item 402(b)(2)(vi) of Regulation S-K.

5. You disclose that the size of Mr. Greig's bonus was required under his employment agreement. Please discuss how the Committee determined that an employment agreement with a required incentive payment was consistent with your compensation program. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Employment Agreements and Other Arrangements, page 29

6. Please disclose and quantify the amounts payable to the named executive officers under the change in control agreements. Please refer to Item 402(j)(2) of Regulation S-K.

Director Compensation, page 35

7. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

      Please contact me at (202) 551-3419 with any questions.

                  Sincerely,

                  Christian N. Windsor
                  Special Counsel

CC: Terry Patton
        Corporate Secretary